Filed by SemGroup Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Rose Rock Midstream, L.P.

(Commission File No. 001-35365)

The following are excerpts of remarks relating to the proposed merger (the “Merger”) of SemGroup Corporation (“SemGroup”) and Rose Rock Midstream, L.P. (“Rose Rock”) made during the public conference call and investor presentation jointly held by SemGroup and Rose Rock on August 5, 2016 and made available for replay beginning on August 8, 2016. Remarks from the question-and-answer portions of the call relating to the Merger are also included below.

Excerpted Remarks from conference call on August 5, 2016

Carlin G. Conner – SemGroup and Rose Rock president and chief executive officer

First, we announced SemGroup’s agreement to acquire the outstanding common units of Rose Rock Midstream. The transaction is progressing as planned and we expect it to close later in the year. This merger is designed to simplify SemGroup’s corporate capital structure and deliver several important benefits to shareholders including an enhanced credit profile, strong dividend growth and coverage beyond 2016. We expect to realize significant benefits from the closing of the merger, including a reduced cost of capital and a simplified SemGroup capital structure.

Carlin G. Conner – SemGroup and Rose Rock president and chief executive officer

SemGroup’s announced second quarter dividend of $0.45 per share reflects a 7% increase over the second quarter of 2015. We expect to maintain our current dividend until the closing of the Rose Rock merger transaction. Rose Rock previously announced its second quarter distribution of $0.66 per unit, a 1.5% increase over the same period last year. We expect to maintain our current Rose Rock distribution until the closing of the merger.

Sunil Sibal – Seaport Global analyst

Hi, good morning guys. Most of my questions have been hit. Just had a couple of clarifications on the balance sheet and how things will roll out post the merger. So I think you clarified that there’s no change in control triggered from the transaction. Any changes to how your revolver would work post transaction and what will be the covenant metrics on the revolver?

Robert N. Fitzgerald – SemGroup and Rose Rock senior vice president and chief financial officer

So after the merger, I think what you’re asking for is after the merger what would our balance sheet and what will our cap structure and target be going forward?

Sunil Sibal – Seaport Global analyst

Yes, that’s correct.

Robert N. Fitzgerald – SemGroup and Rose Rock senior vice president and chief financial officer

We talked a little bit about that when we had our call regarding the merger announcement. At that time, and we’re still maintaining that, we’re looking at a leverage ratio on a combined basis post-merger targeted to be 4.5 times or better. And we feel pretty comfortable running at those levels when we have all the assets together. And we’re also continuing to focus on a coverage post-merger of 1.5 times.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the proposed merger of SemGroup and Rose Rock, SemGroup filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that includes a joint solicitation statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT SOLICITATION STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT SEMGROUP, RRMS AND THE PROPOSED TRANSACTION. The joint solicitation statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint solicitation statement/prospectus and the other documents filed by SemGroup and Rose Rock with the Commission by requesting them in writing from SemGroup Corporation, Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-8100, or from Rose Rock Midstream, L.P., Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, Oklahoma 74136-4216, Attention: Investor Relations, or by telephone at (918) 524-7700.

SemGroup and Rose Rock and their respective directors and executive officers may be deemed under the rules of the Commission to be participants (as defined in Schedule 14A under the Exchange Act) in respect of the proposed transaction. Information about SemGroup’s directors and executive officers and their ownership of SemGroup common stock is set forth in SemGroup’s proxy statement on Schedule 14A filed on April 13, 2016 with the Commission. Information about the directors and executive officers and their ownership of Rose Rock common units representing limited partnership interests is set forth in Rose Rock’s Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 26, 2016 with the Commission. Information regarding the identity of the potential participants, and their direct or indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the joint solicitation statement/prospectus and other materials filed by SemGroup with the Commission, as amended from time to time. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint solicitation statement/prospectus.

FORWARD-LOOKING STATEMENTS

Certain matters contained in this document include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical fact, included in this document regarding the benefits of the proposed transaction involving SemGroup and Rose Rock, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “foresee,” “project,” “anticipate,” “believe,” “plans,” “forecasts,” “continue” or “could” or the negative of these terms or variations of them or similar terms. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. These forward-looking statements are subject to certain known and unknown risks, and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in Item 1A of our most recent Annual Report on Form 10-K, entitled “Risk Factors,” risk factors discussed in other reports that we file with the Commission and the following risks arising in connection with or impacted as a result of the proposed merger of Rose Rock and PBMS, LLC, a Delaware limited liability company and our direct wholly owned subsidiary (the “Proposed Merger”):

•	The closing, expected timing, and benefits of the Proposed Merger;

•	Our ability, following the Proposed Merger, to generate sufficient cash flow from operations to enable us to pay our obligations and our current and expected dividends or to fund our liquidity needs;

•	The levels of expected future dividends to holders of our common stock;

•	Expected levels of future cash distributions by Rose Rock with respect to general partner interests, incentive distribution rights and limited partner interests;

•	The effect of our debt level on our future financial and operating flexibility, including our ability to obtain additional capital on terms that are favorable to us;

•	Our ability to access the debt and equity markets, which will depend on general markets conditions and the credit ratings for our debt obligations and equity; and

•	Amounts and nature of future capital requirements.

New factors that could cause actual results to differ materially from those described in forward-looking statements emerge from time to time, and it is not possible for us to predict all such factors, or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement.

Readers are cautioned not to place undue reliance on any forward-looking statements contained in this document, which reflect management’s opinions only as of the date hereof. Except as required by law, we undertake no obligation to revise or publicly release the results of any revision to any forward-looking statements.

Investors are urged to closely consider the disclosures and risk factors in SemGroup’s and Rose Rock’s annual reports on Form 10-K each filed with the SEC on Feb. 26, 2016, each of our respective quarterly reports on Form 10-Q and the joint solicitation statement/prospectus and the other documents filed with the Commission, all of which are available from our offices or websites at ir.semgroupcorp.com and ir.rrmidtsream.com.